Exhibit 99.1

CONSENT OF CID GONÇALVES MONTEIRO FILHO

The undersigned hereby consents to the reference to his name, where used or incorporated by reference in the Registration Statement on Form F-10 (File No. 333-274097) of Ero Copper Corp. (the “Company”), and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2023, dated November 2, 2023, included in the Current Report on Form 6-K of the Company, dated November 2, 2023.

Yours truly,

/s/ Cid Gonçalves Monteiro Filho
Cid Gonçalves Monteiro Filho
SME RM (04317974), MAIG (No. 8444),
FAusIMM (No. 3219148)

Dated: November 2, 2023